DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com
Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

November 13, 2009

VIA COURIER AND EDGAR

Mr. Tom Kluck

Ms. Stacie Gorman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Mail Stop 3010

Washington, DC 20549

Re:	KBS Strategic Opportunity REIT, Inc.
Amendment No. 5 to Registration Statement on Form S-11
Filed on November 13, 2009
File No. 333-156633

Dear Mr. Kluck and Ms. Gorman:

On behalf of our client, KBS Strategic Opportunity REIT, Inc. (the “Company”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 5 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 5”).

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 5 along with four additional copies marked to indicate the location of changes from the Company’s filing of Amendment No. 3 on October 5, 2009. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 5.

Please note Amendment No. 5 contains the following changes from Amendment No 3:

•

Based on conversations with Ms. Rochelle Plessett, Senior Counsel, Office of the Chief Counsel, Division of Investment Management, revised language related to the Company’s exception from registration as an investment company under the Investment Company Act of 1940. See pages 15-16, 30-31 and 100-103.

•	Updated interim financial information for the Company through September 30, 2009 and related changes to the “Plan of Operation” section of the prospectus. See pages F-3-F-20 and 105-111.

•	Update prior performance information for KBS REIT I. See pages 114-115.

Mr. Tom Kluck

Ms. Stacie Gorman

Page Two

•

Clarifying changes to the “Plan of Distribution” section of the prospectus requested by FINRA (see pages 162-165) and to the description of the subscription processing fee (see pages 9, 59, 73, 77 and F-12).

•	Language to reflect that the Company’s independent directors have been elected and the Company has entered the advisory agreement with KBS Capital Advisors LLC.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner